

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2014

<u>Via E-mail</u>
Efraim Grinberg
Chairman of the Board of Directors and
Chief Executive Officer
Movado Group, Inc.
650 From Road, Ste. 375
Paramus, New Jersey 07652-3556

> **Re:  Movado Group, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2014**
> **Filed March 28, 2014**
> **File No. 1-16497**

Dear Mr. Grinberg:

We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22</u>

1.   Please tell us your consideration of discussing the extent to which your international operations are more profitable than your U.S. operation and the reasons why.  While we note that all corporate expenses are included in your U.S results, it appears there are other factors contributing to the varying results between your U.S. and international operations.  In this regard, based on the segment disclosures in note 13 to the financial statements, we note that 47% of consolidated net sales are attributed to international operations, whereas 84% of operating income is attributed to international operations in fiscal 2014.

Consolidated Financial Statements, page 48

Notes to Consolidated Financial Statements, page 53

General

2.      Please refer to ASC 505-10-50-3 and tell us your consideration of disclosing, in summary form within the financial statements, the pertinent rights and privileges of Class A common stockholders and common stockholders; e.g., dividend preferences, participation rights, conversion rights and voting rights.

Note 13 – Segment Information, page 70

3.      With a view towards providing clarifying disclosure in future filings, please help us understand why income before tax for U.S. operations as disclosed in the income tax footnote on page 63 is significantly higher than U.S. operating income (loss) as disclosed in the segment footnote for each period presented, whereas income before tax for international operations is significantly less than international operating income (loss) for each period presented.

4.      Please refer to ASC 280-10-50-40 and tell us your consideration of disclosing revenues by brand or by brand category; e.g., luxury, accessible luxury and licensed brands.  In this regard, we note your disclosure on page 22 of Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) that gross margins are primarily affected by four major factors, one of which is brand and product sales mix. Additionally, where you disclose on page 22 of MD&A that watches in the luxury category generally earn lower gross margin percentages than watches in the accessible luxury category, please tell us your consideration of disclosing how gross margin percentages for sales of licensed brand watches compare to sales in the luxury and accessible luxury categories.

Schedule II

5.      In reference to the roll-forward of the deferred tax asset valuation allowance and with a view toward enhancing your disclosure in future filings, please tell us the nature of each of the various adjustments to the valuation allowance each year.  For example, it appears there were three adjustments to the valuation allowance during the fiscal year ended January 31, 2014 captioned "prior year adjustments and tax rate changes," "reversal due to merger/liquidations," and "P&L adjustments."  Please explain each of these adjustments as well as each of the adjustments to the valuation allowance during the other fiscal years presented.  Additionally, please reconcile for us the following items:  1) the change in deferred income taxes per the statements of cash flows to the income tax footnote; 2) the change in the net deferred tax assets/liabilities per the income tax

footnote to the deferred tax provision per the income tax footnote; and 3) net deferred tax assets/liabilities per the income tax footnote to deferred tax assets and liabilities per the balance sheet.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief